Lloyds Banking Group plc

25 Gresham Street

London EC2V 7HN

United Kingdom

October 7, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Lloyds Banking Group plc

Registration Statement on Form F-4

Ladies and Gentlemen:

In connection with the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2016 relating to the offer by Lloyds Banking Group plc (the “Company”) to exchange its currently outstanding 4.582% Subordinated Debt Securities due 2025 (the “2025 Old Notes”) for new 4.582% Subordinated Debt Securities due 2025 (the “2025 New Notes”) and its currently outstanding 5.300% Subordinated Debt Securities due 2045 (the “2045 Old Notes” and, together with the 2025 Old Notes, the “Old Notes”) for new 5.300% Subordinated Debt Securities due 2045 (the “2045 New Notes” and, together with the 2025 New Notes, the “New Notes”) (the “Exchange Offer”), we supplementally confirm to the Staff that the Company is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

We represent to the Staff that:

(i) The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of participating in a distribution of the New Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in its no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(ii) The Company will also make each person participating in the Exchange Offer aware that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes.

(iii) The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes in the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

(iv) The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree, an acknowledgment that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received pursuant to the Exchange Offer.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at 011 44 20 7158 1776.

Very truly yours,

LLOYDS BANKING GROUP PLC

By:	/s/ Vishal Savadia
Name: Vishal Savadia
Title: Head of Capital Issuance & Structuring

cc:	John W. Banes
Davis Polk & Wardwell London LLP
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
011-44-20-7418-1317